September 7, 2006

BY EDGAR AND OVERNIGHT DELIVERY

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Attention:	Mr. Paul Cline
Senior Accountant

Re:	Piper Jaffray Companies
Form 10-K for the Fiscal Year Ended December 31, 2005
File No. 001-31720
Ladies and Gentlemen:
     On behalf of Piper Jaffray Companies (“Piper Jaffray”), I am pleased to submit this response to the comments of the Staff on the above-referenced Form 10-K (the “Form 10-K”), as set forth in Mr. Cline’s letter to Sandra Sponem dated August 9, 2006. It is our understanding that we will need to consider these comments, and incorporate appropriate disclosure, in our future reports on Forms 10-Q and 10-K, beginning with our Form 10-Q for the period ended September 30, 2006.
     For convenience, each of the Staff’s consecutively numbered comments is set forth herein, followed by the response of Piper Jaffray.
     On behalf of the Company, I hereby acknowledge that (i) Piper Jaffray is responsible for the adequacy and accuracy of the disclosure in the filing, (ii) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing and (iii) Piper Jaffray may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.
     To assist the staff in reviewing this letter, we will separately deliver to Mr. Cline and Ms. Rebekah Moore, by overnight mail, a copy of this letter.
Exhibit 13
Audited Consolidated Financial Statements
Consolidated Statements of Operations, page 36
1.	Comment: We note your response to previous comment 2. The guidance of Rule 5-01 of Regulation S-X indicates that Article 5 applies to registered broker dealers, except when filing their FOCUS reports. The consolidated company is not a registered broker dealer and therefore, we believe that your financial statement presentation should comply with Article 5, which requires a presentation of Cost of revenues. Please revise to separately present the cost of revenues on your Consolidated Statements of Operations. If this poses an undue burden, please

U.S. Securities and Exchange Commission
September 7, 2006

describe the specific factors contributing to your undue burden in your response and quantify any estimated costs related to changing your reporting format.
Response: We concur that Piper Jaffray Companies as a holding company utilized for consolidation purposes is subject to the provisions of Article 5 of Regulation S-X which requires costs and expenses applicable to revenues to be stated separately. As you note, registered broker dealers are excluded from the provisions of Article 5 when filing FOCUS reports. In addition, SEC Rule 17a-5 subjects registered broker dealers to semi-annual and annual audited financial statement filing requirements in accordance with the AICPA Audit and Accounting Guide for Brokers and Dealers in Securities which states that the statement of income or operations should be in a format that is consistent with the statement contained in Part II or Part IIA of the FOCUS report and that expenses should be reported by major types (such as employee compensation and benefits, communications, occupancy and equipment, floor brokerage and clearance fees). Our registered broker dealer, Piper Jaffray & Co., represented 97% of our consolidated revenues and 99% of our consolidated profitability for the twelve months ended December 31, 2005. Do to the materiality of our broker dealer to the consolidated company our financial reporting IT systems and our financial reporting processes are designed to meet the monthly FOCUS reporting requirement, which has a filing deadline 17 business days after each month end. Furthermore, our management does not manage the company in a cost of revenue manner by distinguishing between direct and indirect expenses and therefore our administrative and organizational structure is not established to track information in this manner. A conversion of information to conform to the cost of revenue presentation would be burdensome both in monetary outlays and human resources. These costs cannot be quantified at this time.
     As noted above, the cost of revenues financial statement presentation required by Article 5 of Regulation S-X is inconsistent with the statement of operations reporting requirements outlined within the AICPA Audit and Accounting Guide for Brokers and Dealers in Securities. We believe the statement of operations reporting requirements outlined within the AICPA Audit and Accounting Guide for Brokers and Dealers in Securities are more representative of the broker dealer industry and are consistent with reporting by other public company broker dealers. We believe reporting a statement of operations consistent with our industry peers and consistent with how our management manages the business is beneficial to investors in understanding our financial statements. To adopt the suggested changes would cause the presentation of our statement of operations to be inconsistent and not comparable with the presentation of other public broker dealers.
     Based on the above factors, we believe our current financial statement presentation is the most appropriate representation of our business for future filings.

U.S. Securities and Exchange Commission
September 7, 2006

     Note 2. Summary of Significant Accounting Policies
Goodwill and Intangible Assets, page 42
2.	Comment: Please refer to our previous comment 3. Please tell us and revise your future filings to disclose the following related to your unpatented technology:
•	Please revise to disclose the specific nature and components of the unpatented technology and specifically describe how you anticipate that this technology will contribute to your future revenue streams;

•	Disclose your basis for determining that a 3 year life for this asset was appropriate and tell us your anticipated future use of the asset;

•	Revise to include a discussion of the nature, amount, and timing of anticipated expenditures necessary to develop the in-process research and development into commercially viable products and provide updated information quarterly;

•	Discuss when you anticipate that the unpatented technology will contribute to your revenue streams; and

•	Revise to disclose why you do not believe that this asset is impaired for any quarterly and annual reporting period.
Response: The unpatented technology acquired in our purchase of VIE Securities LLC was internally developed software utilized in the VIE Securities LLC algorithmic and program trading business. A fair value was assigned to this software in accordance with SFAS 141, Business Combinations. The acquired software is not in-process research and development. We acknowledge use of the word “unpatented” to describe our purchased technology may suggest an inference to research and development activities. We will revise future filings to delete the word “unpatented” in describing our purchased technology.
     Management estimated a three-year useful life for the software technology by analyzing all of the pertinent factors associated with the software, including the expected use of the asset and the level of maintenance required to obtain the expected future cash flows. Disclosure of the basis used in determining useful life of the acquired software was not required under SFAS 142 and was not deemed necessary due to the immateriality of the asset. We have no plans to offer the acquired software for sale or to utilize the software for any purpose outside of our own algorithmic and program trading business. The software is currently in use in our business and contributing to revenues. Management evaluates the remaining useful life of the software each reporting period in accordance with SFAS 142, Goodwill and Other Intangible Assets.

U.S. Securities and Exchange Commission
September 7, 2006

Note 4. Derivatives, page 44
3.	Comment: We note your response to our previous comment 4. Please revise future filings to specifically disclose that you are not using hedge accounting.

Response: We will revise future filings to specifically state that we do not utilize hedge accounting.
* * * * *
     If we can facilitate the Staff’s review of this letter, or if the Staff has any questions concerning any of the information set forth herein, please telephone Thomas Schnettler at (612) 303-6339 or Timothy Carter at (612) 303-5607. Mr. Schnettler’s fax number is (612) 303-8199.
Sincerely,
Thomas P. Schnettler
Chief Financial Officer
Timothy L. Carter
Chief Accounting Officer

cc:	James L. Chosy, Piper Jaffray Companies
Sara E. Gross Methner, Piper Jaffray Companies
Dan Bauer, Ernst & Young LLP
Steven C. Kennedy, Faegre & Benson LLP